As filed with the Securities and Exchange Commission on December13, 1996.
                                            Registration Statement No. 33-97990


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                         POST-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                                 RENO AIR, INC.
             (Exact name of registrant as specified in its charter)



       Nevada                                                  88-0259913
    (State or other                                          (IRS Employer
    jurisdiction of              220 Edison Way             Identification
    incorporation or            Reno, Nevada 89502               Number)
     organization)                (702) 686-3835

               (Address, including ZIP code, and telephone number,
                      including area code, of registrant's
                          principal executive offices)

                                 Robert M. Rowen
                          General Counsel and Secretary
                                 Reno Air, Inc.
                                 220 Edison Way
                               Reno, Nevada 89502
                                 (702) 686-3807
    (Address, including ZIP code, and telephone number, including area code, of agent for service)

          Approximate date of commencement of proposed sale to public:
 As soon as practicable after the effective date of this Registration Statement

     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: /x/

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: /x/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

                                 RENO AIR, INC.

                              CROSS REFERENCE SHEET
                    Pursuant to Item 501(b) of Regulation S-K




           Form S-2 Item Number and Heading                  Prospectus Caption or Location
1.   Forepart of the Registration Statement                   Outside Front Cover Page
      and Outside Front Cover Page of Prospectus

2.   Inside Front and Outside Back Cover Pages                Inside  Front  Cover Page;  Outside  Back Cover Page;
       of Prospectus                                          Available Information; Incorporation of
                                                              Certain Documents by Reference

3.   Summary Information, Risk Factors and                    Prospectus Summary; Risk Factors
       Ratio of Earnings to Fixed Charges

4.   Use of Proceeds                                          Use of Proceeds

5.   Determination of Offering Price                          Not Applicable

6.   Dilution                                                 Not Applicable

7.   Selling Security Holders                                 Selling Security Holders; Plan of Distribution

8.   Plan of Distribution                                     Plan of Distribution

9.   Description of Securities to be Registered               Description of the Senior Notes; Description
                                                              of Capital Stock

10.  Interests of Named Experts and Counsel                   Legal Matters; Experts

11.  Information with Respect to the Registrant               Available Information; Incorporation of
                                                              Certain Documents By Reference;
                                                              Prospectus Summary; Risk Factors; Selling
                                                              Security Holders

12.  Incorporation of Certain Information                     Available Information; Incorporation of
      by Reference                                            Certain Documents by Reference

13.  Disclosure of Commission Position                        Not Applicable
     on Indemnification for Securities Act
     Liabilities


PROSPECTUS

                                 Reno Air, Inc.
                         $6,400,000 Principal Amount of
                      9% Senior Convertible Notes Due 2002

                         640,000 Shares of Common Stock
                                -----------------

         This Prospectus relates to the resale (the "Offering") by certain security holders (the "Selling Security Holders") of Reno Air, Inc. ("Reno" or the "Company") of up to $6,400,000 principal amount of the Company's 9% Senior Convertible Notes due September 30, 2002 (the "Senior Notes"). The Senior Notes offered hereby are convertible, in the aggregate, into 640,000 shares of the Company's Common Stock, $0.01 par value per share (the "Common Stock") at a conversion rate (the "Conversion Rate") of 100 shares of Common Stock per $1,000 principal amount of Senior Notes (or the equivalent of $10.00 per share of Common Stock), subject to adjustment under certain circumstances (the "Effective Conversion Price"). This Prospectus relates to resales of the Senior Notes by the holders identified herein and to resales by such holders of Common Stock acquired upon conversion of the Senior Notes. See "Selling Security Holders" and "Plan of Distribution." The Senior Notes are part of an issue of $28,750,000 principal amount of notes. As used herein, the term "Senior Notes" shall refer to the entire issue, except where reference is made to the "Senior Notes offered hereby", in which case the reference is solely to $6,400,000 principal amount of notes offered hereby.

         The Common Stock is quoted on the Nasdaq National Market System ("Nasdaq National Market") under the symbol "RENO" and is listed on the Pacific Stock Exchange under the symbol "RNO." On December 11, 1996, the last reported sale price for the Common Stock, as reported by the Nasdaq National Market, was $7.75 per share. The Senior Notes are held by a limited number of investors and do not trade actively.

         All costs, expenses and fees in connection with the registration of the Senior Notes and the underlying Common Stock will be borne by the Company, except that the Selling Security Holders will pay any commissions and fees applicable to Senior Notes and shares of Common Stock sold by a Selling Security Holder and fees of others employed by a Selling Security Holder, including attorneys' fees.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES REGULATORY AUTHORITY NOR HAS THE
    COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

     ANY INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS," COMMENCING ON PAGE 6 OF THIS PROSPECTUS.

This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                The date of this Prospectus is December 13, 1996.

                              AVAILABLE INFORMATION

         This Prospectus, which constitutes part of a Registration Statement on Form S-2 (the "Registration Statement") filed by the Company with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"), does not contain all of the information set forth in the Registration Statement and the exhibits thereto, which the Company has filed with the SEC at its offices in Washington, D.C. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company, and the Senior Notes and Common Stock offered hereby. Statements contained herein concerning the provisions of documents filed as exhibits to the Registration Statement are necessarily summaries of such documents. Copies of the information and exhibits are on file at the offices of the SEC and may be obtained upon payment of the fee prescribed by the SEC, or may be examined without charge at the offices of the SEC.

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the office of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the regional offices of the SEC at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such information can be obtained by mail from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is quoted on the Nasdaq National Market and listed on the Pacific Stock Exchange and copies of reports, proxy statements and other information concerning the Company also can be inspected at the offices of the Nasdaq National Market at 1735 K Street, N.W., Washington, D.C. 20006 and at the offices of the Pacific Stock Exchange at 301 Pine Street, San Francisco, CA 94104.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents and information heretofore filed with the SEC by the Company are hereby incorporated by reference into this Prospectus:


     1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

     2. The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1996, June 30, 1996 and September 30, 1996.

     3. The description of Common Stock contained in the Company's Registration Statement on Form 8-A, No. 1-12174, filed with the SEC on July 12, 1993, as amended by the Company's Registration Statement on Form 8-A/A-Number 1, No. 1-12174 filed with the SEC on August 25, 1995.

     This Prospectus is accompanied by the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 and the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1996. Any statement contained in a document incorporated herein by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus modifies or replaces such statement.

         The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or verbal request of any such person, a copy of any or all of the documents which do not accompany this Prospectus and have been incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference to such documents). Requests for such documents should be directed to Reno Air, Inc., 220 Edison Way, Reno, Nevada 89502, Attention: Secretary,
Telephone: (702) 686-3835.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information herein and in the documents incorporated by reference in or accompanying this Prospectus. Prospective investors should carefully consider the matters set forth in "Risk Factors."

                                   The Company

        Reno Air, Inc. ("Reno Air" or the  "Company") is a scheduled air carrier
providing   full-service,   low-cost  and  low-fare   air   transportation   for
passengers,freight and mail in West Coast markets.

         As of November 30, 1996, the Company operates a fleet of 26 McDonnell Douglas MD-80 Series Stage III aircraft and three MD-90 Stage III aircraft with an average age of approximately five years. The Company operates primarily in short-haul West Coast markets, serving both business and leisure travelers and carrying cargo and mail. The Company offers approximately 200 daily flights in large part to and from its two hubs in Reno/Tahoe and San Jose and its three focus markets in Los Angeles, Las Vegas and Seattle. The Company also conducts charter operations and operates a tour program called QQuick Escapes(R), which offers vacation packages including airfare, lodging and other services.

         Reno Air was incorporated in 1990 under the laws of the State of Nevada. Reno Air commenced flight operations on July 1, 1992 from its hub at Reno/Tahoe International Airport in Reno, Nevada. In July 1993, Reno Air entered into agreements with American Airlines ("American") to sublease gates from American at San Jose International Airport and to participate in American's AAdvantage(R) frequent flyer program. The AAdvantage(R) Agreement allows Reno Air passengers to earn AAdvantage(R) miles for travel on most Reno Air flights. AAdvantage(R) members may redeem accumulated AAdvantage(R) miles on Reno Air, American, and other AAdvantage(R) program participants, in accordance with the rules of such program.

         Reno Air's principal executive offices are located at 220 Edison Way, Reno, Nevada 89502, and its telephone number is (702) 686-3835.

                                  The Offering


Common Stock Outstanding
as of November 30, 1996...........................  10,332,546 shares

Securities Offered by the
Company...........................................  None

Senior Notes......................................  The  Securities   offered by
                                                    the Selling Security Holders
                                                    constitute  part of an issue
                                                    of   $28,750,000   principal
                                                    amount  of   Senior   Notes,
                                                    convertible      into     an
                                                    aggregate of up to 2,875,000
                                                    shares of Common Stock.

Securities Offered by the
Selling Security Holders..........................  Up to  $6,400,000  principal amount  of  Senior Notes and
                                                    up  to   640,000  shares  of
                                                    Common Stock  issuable  upon
                                                    conversion  of  the   Senior
                                                    Notes.

Use of Proceeds...................................  All of the proceeds from the sale of the Senior Notes and
                                                    the underlying Common  Stock
                                                    will   be  received  by  the
                                                    Selling  Security   Holders.
                                                    The Company will not receive
                                                    any of the proceeds from the
                                                    Offering.

Nasdaq National Market Symbol
for the Common Stock..............................  "RENO"

Pacific Stock Exchange Symbol
for the Common Stock..............................  "RNO"

                       Ratio of Earnings to Fixed Charges


                                                                                                                      Nine months
                                                                                                                          ended
                                                                      Years ended December 31,                        September 30,
                                        1991 (1)         1992 (1)         1993           1994            1995             1996
                                    --------------   --------------  --------------  -------------   --------------   ------------
Ratio of Earnings to Fixed Charges .     --                    --               --              --            1.09           1.40
                                    ==============   ==============  ==============  =============   ==============   ============
Amount of Coverage Deficiency ......$      786,628   $   2,184,989   $   7,343,679   $ 13,992,936               --             --
                                    ==============   ==============  ==============  =============   ==============   ============

(1) The Company was in the development stage until it commenced operations in July, 1992.


                                  RISK FACTORS

                  In addition to the other  information  in, or  incorporated by reference into, this Prospectus, prospective purchasers should carefully consider the following risks inherent in an investment in the Common Stock and Senior Notes.

Short Operating History

                  The Company experienced operating and net losses in 1992, 1993 and 1994 and annual net income of $1,950,970 in 1995. There can be no assurance that the Company's operations will be profitable in the future.

Competition and Competitive Reaction

                  The airline industry is highly competitive. Airlines compete primarily with respect to fare levels, schedule convenience, frequency of service and number of markets served. The Company competes on many of its routes with Southwest Airlines ("Southwest"), United Airlines ("United") and its Shuttle by United(TM), Alaska Airlines ("Alaska") and America West Airlines ("America West"), each of which is larger and has greater name recognition and substantially greater resources than the Company. The Company may at any time also face competition from other existing airlines which may begin serving any of the markets the Company serves or from new low-cost airlines. The Company's results are highly sensitive to changes in fare levels. The Company cannot predict future fare levels.

                  In many areas, Southwest has achieved market dominance through its high frequency service. United operates a low-cost, short-haul airline operation on the West Coast, principally to compete with Southwest. Although management believes the Company is able to compete with United, Southwest and other airlines in terms of cost and quality of service, these or other competing airlines have in the past and may at any time undercut the Company's fares and/or increase capacity on routes beyond market demand in order to increase their respective market shares. Although the Company intends to compete vigorously and to assert its rights against any predatory conduct, such activity by other airlines can reduce fares or passenger traffic to levels where profitable operations could not be achieved. Due to its smaller size and limited liquidity, the Company may be less able to withstand aggressive marketing tactics or fare wars engaged in by its competitors.

Limited Liquidity

                  As compared to many of its competitors, the Company has limited liquidity. The Company's limited liquidity may make it more vulnerable to prolonged fare wars and may limit the Company's ability to utilize opportunities that may become available, such as to enter new markets, to expand operations or to acquire equipment.

Leverage

                  The Company is significantly leveraged. In 1995, the Company sold an aggregate of $28,750,000 principal amount of a new issue of Senior Notes. The Company's leverage could make it more vulnerable to changes in general economic conditions and may impair the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes.

Proposals to Replace Excise Tax with User Fees

                  The Company currently pays to the federal government a 10% excise tax on airline ticket sales. Certain of the Company's larger competitors have lobbied for imposition of a user fee (based on operating statistics such as number of passengers or number of departures) in lieu of the federal excise tax. Management believes that imposition of a user fee in lieu of the excise tax would negatively impact the Company's ability to compete against its larger competitors, because the Company has lower average fares and a shorter average stage length (and thus more passengers and departures per day) than industry average. However, the impact of a user fee would depend on the structure of the fee, and the extent the fee can be passed on to consumers. The Company cannot predict whether a user fee will be implemented.

Governmental Regulation

                  The Company has a Certificate of Public Convenience and Necessity from the DOT and an operating certificate from the Federal Aviation Administration ("FAA"). Each such authority is subject to continued compliance with applicable statutes, rules and regulations pertaining to the airline industry, including any new rules and regulations that may be adopted in the future.

                  In the last several years, the FAA has issued a number of maintenance directives and other regulations relating to, among other things, collision avoidance systems, airborne windshear avoidance systems, noise abatement and increased inspection requirements. In response to a ValuJet Airlines air crash in May 1996, the FAA announced that it will be increasing its scrutiny of airline safety, particularly in the areas of contract maintenance and contract training. Accordingly, the Company, as is the case with other airlines, is required to obtain FAA approval of any new contract maintenance organizations or contract training organizations engaged by it. There can be no assurance that Congress or the FAA will not pass legislation or establish additional rules and regulations that impose further constraints and obligations on flight operations, maintenance, training or other operations. Such additional legislation or regulations may cause an increase in operating costs, cause other adverse effects on the Company's operating results and financial performance or may adversely affect the rate of growth and business prospects of the Company.

                  In addition, management believes that small and start-up airlines are often subject to closer scrutiny by FAA officials, making them susceptible to regulatory demands that can negatively impact their operations. Any prolonged inspection activity by the FAA, whether arising from concerns general to the industry or specific to the Company, could have a material adverse impact on the Company's operations.

Seasonality

                  The Company's results are sensitive to seasonal variations in traffic, with the highest levels of traffic and revenue generally realized in the third quarter and the lowest levels of traffic and revenue generally realized in the fourth quarter. Because the Company's costs do not vary significantly in response to traffic levels, such seasonality substantially affects the Company's profitability from quarter to quarter.

Limited Size

                  As of November 30, 1996, the Company operated a total of 29 aircraft. Any interruption of service as a result of maintenance requirements or the loss of aircraft could materially and adversely affect the Company's service, reputation and profitability. Furthermore, while management believes that the Company's small size gives it certain competitive advantages, the Company's ability to compete with larger carriers may be materially and adversely affected by the fact that it is substantially smaller than many of its competitors.

Possible Future Increases in Aircraft Cost

                  A majority of the Company's aircraft are leased pursuant to agreements with remaining terms of less than five years. Accordingly, in order to maintain its current size, the Company will need to renew certain of its leases or lease or purchase additional aircraft. Although management believes it may be possible to improve certain terms of its aircraft leases during the renewal process, there could also be significant unfavorable changes in such terms. There can be no assurance that lease renewals or additional aircraft will be available on terms that allow the Company to maintain its size or expand at its current cost levels.


Employee Relations

                  The Company believes it operates with lower personnel costs than many established airlines, principally due to lower base salaries, a more junior work force and greater flexibility in the utilization of personnel. There can be no assurance that these advantages will continue to exist. Many airline industry employees are represented by labor unions. None of the Company's employees are currently represented by labor unions or other collective bargaining units, although labor unions have from time to time solicited the Company's employees to determine whether they have an interest in being represented by a union. If unionization of the Company's employees occurs, the Company's flexibility in dealing with its employees would be restricted, which could result in a material increase in costs.

Agreements with American Airlines and Others

                  The Company has entered into agreements with contractors, including certain other airlines, to provide certain facilities and services required for its operations, including reservations and data processing, aircraft maintenance, ground facilities, and aircraft ground handling. The
Company has agreements with American Airlines for participation in the AAdvantage(R) frequent flyer program, use of landing rights at Orange County, ground handling and rental of terminal space in San Jose, among other services. These agreements are subject to termination, in some cases on short notice. Any termination or significant interruption in such services could have a material adverse effect on the Company. Although the subcontracting of many services is intended to help the Company control costs, the Company's reliance upon others to provide essential services may also result in a relative inability to control the costs or quality of such services.

                  As a participant in the American Airlines AAdvantage(R) program, Reno Air makes a controlled number of its seats available for redemptions of AAdvantage(R) awards, at no additional cost to the AAdvantage(R) member. Reno Air manages the number of seats that are made available to minimize the cost to it of such redemptions.

                  Reno Air's agreement with American to participate in the AAdvantage program is terminable by either party on December 31, 1997; Reno Air and American have been discussing renewal terms. Reno Air's agreement with Electronic Data Systems for reservation services terminates in the second quarter of 1997; the Company has reached an agreement (subject to documentation and resolution of certain timing issues) with SABRE Decision Technologies
("SDT"), a division  of  The  SABRE  Group,  Inc.,   whereby  SDT  will provide
reservation system services for the Company thereafter. Although this change is intended in part to reduce Reno Air's reservation costs and to improve the efficiency of Reno Air's reservations and passenger handling, there will be additional one-time costs related to the conversion. The SABRE Group, Inc. is a majority owned subsidiary of AMR Corporation; AMR Corporation is the parent company of American Airlines.

Reliance on Travel Agencies

                  Approximately 60% of the Company's tickets are currently sold by travel agents. Travel agents generally have a choice between one or more airlines when booking a customer's flight. Accordingly, any effort by travel agencies to favor another airline or to disfavor the Company could adversely impact the Company. The Company's relations with travel agencies could be affected, for instance, by override commissions offered by other airlines, by an increase in the Company's arrangements with other distributors of its tickets (such as tour wholesalers) or by the introduction of alternative methods of selling tickets. Although management intends to continue to offer an attractive and competitive product to travel agencies and to maintain favorable relations with travel agencies, there can be no assurance that travel agencies will not disfavor the Company or favor other airlines in the future.

Limited Markets

                  The Company operates on a limited number of routes. The Company's results are largely dependent on traffic levels at its hubs in San Jose and Reno/Tahoe and in its focus markets in Los Angeles, Las Vegas and Seattle. Traffic levels in San Jose are dependent in substantial part on the state of the California economy. Traffic levels at Reno/Tahoe are based largely on tourist and recreational travel and could be materially and adversely affected, for instance, by declines in traffic to Reno as a gaming destination or to Tahoe as a ski resort. Many factors can impact such levels of traffic, including competition from gaming and ski resorts located in other areas or adverse weather conditions in the Tahoe area.

Limitations on Airport Access

                  The availability of terminal gates and other facilities is highly restricted at many airports served by the Company. At Chicago O'Hare and Orange County, California, landing rights are strictly controlled. During 1994, the Company obtained the use of slots at Orange County pursuant to an agreement with Orange County and American Airlines. There can be no assurance that the Company will be able to obtain additional slots or to retain sufficient slots at Orange County or O'Hare for its operations. The Company's slots at O'Hare may be used only for service to Reno and will expire on issuance of final rules regarding special slot allocations unless renewed by the DOT; however, no such rules have been proposed. Most of the Company's slots at Orange County are subject to reallocation or may be recalled by American Airlines on short notice.

No Dividends

                  The Company has never paid cash dividends on its Common Stock and has no current plans to do so. The Company intends to retain earnings, if any, to finance the development and growth of its business. The Company is also prohibited from paying dividends on its Common Stock by the terms of certain of its outstanding debt securities.

Requirement to Redeem All or a Portion of the Senior Notes in Certain Events

                  As further described under "Description of the Senior Notes", the Company must offer to repurchase certain Senior Notes in the event the Company's Consolidated Net Worth (as defined) falls below $4.5 million for two consecutive fiscal quarters commencing after September 30, 1996. Also, in the event of a Change in Control (as defined), each holder of the Senior Notes has the right to require the Company to redeem all or a portion of such Holder's Senior Notes. The failure of the Company to make any such redemption when required would constitute an event of default under the Indenture for the Senior Notes. The redemption of a portion of the Senior Notes pursuant to either provision (or otherwise) could also adversely impact the financial ability of the Company to redeem other Senior Notes or to pay the remaining Senior Notes at maturity.

Authorization of Preferred Stock

                  The Company's Articles of Incorporation authorize the issuance of up to 10,000,000 shares of preferred stock with such rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Company's Board of Directors may, without shareholder approval, issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the rights of the holders of the Common Stock. In addition, the issuance of shares of preferred stock may have the effect of rendering more difficult or discouraging an acquisition of the Company or a change in control of the Company. Although the Company does not currently have commitments to issue any shares of its preferred stock, there can be no assurance that the Company will not do so in the future.

Airline Industry

                  The airline industry is highly sensitive to general economic conditions as revenues generally have substantially more volatility than costs. Because a substantial portion of airline travel (both business and leisure) is discretionary, the industry tends to experience adverse financial results during general economic downturns. Any general reduction in airline passenger traffic may materially and adversely affect the Company. The airline industry is generally characterized by low gross profit margins, with revenues that exhibit substantially more volatility than costs. Accordingly, a shortfall from expected revenue levels could have a material adverse effect on the Company's growth or its viability.

Fuel

                  The  cost  of  aircraft  fuel  is a  major  component  of  the
Company's operating expenses and constituted approximately 17.7% of the Company's operating expenses in 1995. The Company has not entered into long-term fuel purchases or hedging agreements assuring the availability and price of fuel. Substantial price increases or the unavailability of adequate supplies could have a material adverse effect on the Company. Fuel prices continue to be susceptible to, among other things, political events or additional regulations, and the Company cannot control near or longer-term fuel prices. In the event of a fuel supply shortage resulting from a disruption of oil imports or otherwise, high fuel prices or curtailment of scheduled service could result. Consequently, the future cost and availability of fuel to the Company cannot be predicted, and substantial price increases or the unavailability of adequate supplies could have a material adverse effect on the Company.

Absence of a Public Market

                  The Senior Notes are held by a limited number of investors and do not trade actively. No assurance can be made as to the liquidity of the trading market for the Senior Notes. Prospective investors in the Senior Notes should be aware that they may be required to bear the financial risks of such investment for an indefinite period of time.

Reliance on Executive Officers

                  The success of the Company depends, in large part, upon the efforts, leadership and abilities of its senior management. The loss of certain members of the Company's senior management could have a material adverse effect on the Company.

Foreign Ownership

                  Pursuant to law and the regulation of the United States Department of Transportation ("DOT"), the Company must be effectively controlled by United States citizens. In this regard, the Company's President and at least two-thirds of the Company's Board of Directors must be United States citizens and not more than 25% of the Company's voting stock can be owned by foreign nationals (although subject to DOT approval the percent of foreign economic ownership may be as high as 49%).

                                 USE OF PROCEEDS

                  The Company will not receive any of the proceeds from this Offering. All of the proceeds from this Offering will be received by the Selling Security Holders.

                            SELLING SECURITY HOLDERS

                  The following securities are covered by this Prospectus:

     1. The resale by the holders identified herein of up to $6,400,000 principal amount of Senior Notes.

     2. The resale by the holders identified herein of up to 640,000 shares of Common Stock issuable upon the conversion of the Senior Notes.

                  The table below provides certain information with respect to the principal amount of Senior Notes offered hereby and the number of shares of Common Stock of the Company (i) beneficially owned by Selling Security Holders as of December 1, 1996, (ii) hereby registered for sale and (iii) to be owned by the Selling Security Holders after such sale. Except as otherwise indicated, the principal amount of Senior Notes and the number of shares of Common Stock reflected in the table has been determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Under such Rule each Selling Security Holder is deemed to beneficially own the number of securities of the Company issuable upon the exercise of options, warrants, or rights to purchase securities of the Company, which rights are exercisable within sixty days.

                  Where less than all shares beneficially owned by a Selling Security Holder are being registered for sale, the remaining shares, or a portion of them, may already be registered for sale or otherwise freely tradable.

                  Each Selling Security Holder is registering for sale all Senior Notes held by it and all shares issuable upon a conversion of the Senior Notes. Upon the sale by each Selling Security Holder of the Senior Notes registered for sale, such holder will not hold any Senior Notes. Upon the sale by the Selling Security Holders of all shares registered hereby none of the Selling Security Holders will own more than 1% of the outstanding shares of Common Stock.

                  The Senior Notes were originally sold by the Company in a private placement that closed in August and September of 1995. Each Selling Security Holder either acquired the Senior Notes directly in such private placement or by a private purchase subsequent to closing of such private placement. Selling Security Holders also may have purchased shares of the Company's common stock from time to time in the open market or in private transactions not involving the Company and Selling Security Holders may, from time to time, have purchased tickets for travel on the Company's flights at market rates. The Company has no other relationships with and has not engaged in any other transactions with any of the Selling Security Holders.

                  Forum Capital Markets and Fieldstone FPCG Services, L.P. were the initial purchasers of the Senior Notes in the private placement. Fieldstone FPCG Services, L.P., or its affiliates, has from time to time rendered financial advisory services on behalf of the Company.

                  The following chart includes information furnished to the Company by the Selling Security Holders. Based on such information, after the sale by it of the Senior Notes and shares of Common Stock hereby registered for sale, no Selling Security Holder will own, as of December 1, 1996, any shares of Common Stock.


                                                        Notes
                   Selling                           Owned as of     Notes        Shares
                  Security                           December 1,  Registered    Registered
                   Holder                               1996       for Sale      for Sale
--------------------------------------------------   ----------   ----------    ----------
Guardian Life Insurance Co.* ......................   $6,000,000   $5,000,000      500,000
Modern Woodmen of America .........................   $1,000,000   $1,000,000      100,000
Additional holders to be identified in a
   supplement or supplements to this Prospectus ...   $  400,000   $  400,000       40,000
--------------------------------------------------   ----------   ----------    ----------
Total .............................................   $7,400,000   $6,400,000      640,000

*  Includes 400,000 shares held for the Guardian Pension Trust Fund.

                         DESCRIPTION OF THE SENIOR NOTES

                  The Senior Notes were issued under an Indenture dated as of August 15, 1995, between the Company and Shawmut Bank Connecticut, N.A., as trustee (the "Trustee"). The following summarizes certain provisions of the Senior Notes and the Indenture. Investors are referred to the Indenture for a complete statement of its terms. Wherever particular provisions or defined terms in the Indenture are referred to herein, such provisions or defined terms are incorporated by reference.

General

                  The Senior Notes are senior unsecured obligations of the Company, are limited to $28,750,000 aggregate principal amount and mature in 2002. The Senior Notes bear interest at the rate of 9% per annum from the date of original issuance, payable semi-annually on March 31 and September 30 of each year, commencing March 31, 1996, to the holders of record of Senior Notes on the March 15 and September 15 next preceding such date. Principal, if any, and interest on the Senior Notes is payable, and the transfer of the Senior Notes are registrable, at an office or agency of the Company in The City of New York (which initially will be the corporate trust office of the Trustee). In addition, payment of interest may, at the option of the Company, be made by check mailed to the person entitled thereto as shown on the Senior Notes register.

                  The Senior Notes have been and will be issued only in fully registered form without coupons, in denominations of $1,000 and any integral multiple thereof. No service charge will be made for any registration of transfer, exchange or redemption of Senior Notes, except for any tax or other governmental charge that may be imposed in connection therewith.

                  The Indenture contains no provisions that would necessarily afford holders of the Senior Notes protection in the event of highly leveraged or other transactions involving the Company that may adversely affect holders.

Conversion Rights

                  The Senior Notes are convertible into shares of Common Stock at any time prior to redemption or maturity initially at the Conversion Rate set forth on the cover page of this Prospectus. The right to convert Senior Notes called for redemption will expire at the close of business on the redemption date, except that in the case of redemption at the option of the holder as a result of a Change of Control (as hereinafter defined), such right will terminate upon receipt by the Company of written notice of the exercise of such option unless the Company subsequently fails to pay the Redemption Price (as defined).

                  The Conversion Rate is subject to adjustment in certain events, including (i) the payment of dividends (and other distributions) payable in shares of Common Stock (or securities convertible into or exchangeable into Common Stock) on any class of capital stock of the Company other than the Series A Preferred, (ii) the issuance to all holders of shares of Common Stock of rights or warrants entitling them to subscribe for or purchase shares of Common Stock (or securities convertible into or exchangeable into Common Stock) at specified percentages less than the then current market price (as defined in the Indenture), (iii) subdivisions, combinations and reclassifications of shares of Common Stock and (iv) distributions to all holders of shares of Common Stock of Indebtedness of the Company or assets (including securities, but excluding those dividends, rights, warrants and distributions referred to above and dividends and distributions paid in cash out of the retained earnings of the Company). In no event will any adjustment of the Conversion Rate be required to be made until cumulative adjustments require an increase or decrease of at least one percent in the Conversion Rate as last adjusted.

                  In case of certain reclassifications, consolidations or mergers to which the Company is a party or the transfer of substantially all of the assets of the Company, each Senior Note then outstanding would, without the consent of any holders of Senior Notes, become convertible only into the kind and amount of securities, cash and other property receivable upon the reclassification, consolidation, merger or transfer by a holder of the number of shares of Common Stock into which such Senior Notes might have been converted immediately prior to such reclassification, consolidation, merger or transfer (assuming such holder of shares of Common Stock failed to exercise any rights of election and received per share the kind and amount received per share by the holders of a plurality of non-electing shares).

                  Fractional shares of Common Stock will not be issued upon conversion, but, in lieu thereof, the Company will pay a cash adjustment based upon market price. Prior to September 30, 1998, interest will be paid, with respect to Senior Notes surrendered for conversion, through the date of conversion if such conversion occurs during any time subsequent to the date a Redemption Notice (as defined in the second paragraph of "Redemption at the Company's Option" below) is sent by the Company and prior to the date of such redemption. At any time during which any of the Senior Notes are outstanding, interest will be paid on any Senior Notes surrendered for conversion between a record date and a payment date. Except where Senior Notes are surrendered for conversion between a record date and a payment date, no interest on converted Senior Notes will be payable by the Company on any interest payment date subsequent to the date of conversion. No other payment or adjustment for interest or dividends is to be made upon conversion.

Redemption at the Company's Option

                  The Senior Notes are not subject to redemption prior to September 30, 1998, except as described in the following paragraph. On or after September 30, 1998, the Senior Notes will be redeemable at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' prior notice at the redemption prices (expressed as percentages of principal amount) set forth below, if redeemed during the 12-month period beginning September 30 of the years indicated:


          Year               Redemption Price
-------------------------- ---------------------
          1998                   105.00%
          1999                   103.33%
          2000                   101.67%
   2001 and thereafter           100.00%

                  From and after September 30, 1997, to, but not including, September 30, 1998, the Senior Notes may, upon not less than 30 nor more than 60 days' prior written notice by the Company (a "Redemption Notice"), be redeemed by the Company, in whole or in part, for cash at 105% of the principal amount thereof, plus accrued interest to the date of repurchase, at any time within the 60 day period immediately succeeding any date that (i) the closing market price of the Common Stock for 20 out of 30 consecutive trading days has been equal to or in excess of 150% of the then applicable Effective Conversion Price on the last day of any such period, (ii) the Common Stock may immediately be resold pursuant to an effective registration statement under the Securities Act or pursuant to Rule 144(k) of the Securities Act, and (iii) the Company is then current in the payment of interest on the Senior Notes.

Redemption at the Holder's Option

                  The Indenture provides that, if a Change of Control (as hereinafter defined) occurs, each holder of Senior Notes shall have the right, at the holder's option, to require the Company to redeem all of such holder's Senior Notes, or any portion thereof that is an integral multiple of $1,000, on the date (the "Redemption Date") that is 45 days after the date of the Company Notice (as defined), for cash at a price equal to 100% of the principal amount of such Senior Notes to be redeemed (the "Redemption Price"), together with Liquidated Damages (as defined), if any, and accrued interest to the Redemption Date.

                  Within 30 days after the occurrence of a Change of Control, the Company is obligated to mail to all holders of record of such Senior Notes a notice (the "Company Notice") of the occurrence of such Change of Control and of the redemption right arising as a result thereof. The Company must deliver a copy of the Company Notice to the Trustee. To exercise the redemption right, a holder of such Senior Notes must deliver on or before the 30th day after the date of the Company Notice irrevocable written notice to the Trustee of the holder's exercise of such right, together with the Senior Notes with respect to which the right is being exercised, duly endorsed for transfer to the Company.


                  A Change of Control will be deemed to have occurred at such time as:

                  (i) any Person (including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act, other than the Company, any subsidiary of the Company or any employee benefit plan of the Company), is or becomes the beneficial owner, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of capital stock of the Company entitling such Person to exercise 50% or more of the total voting power of all shares of capital stock of the Company entitled to vote generally in the election of the directors; or

                  (ii) there occurs any consolidation of the Company with, or merger of the Company into, any other Person, any merger of another Person into the Company, or any sales or transfers of all or substantially all of the assets of the Company to another Person (other than a merger (x) which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock or (y) which is effected solely to change the jurisdiction of incorporation of the Company and results in a reclassification, conversion or exchange of outstanding shares of Common Stock into solely shares of Common Stock);

provided, however, that a Change of Control shall not be deemed to have occurred if either (A) the closing price per share of Common Stock for any five trading days within the period of ten consecutive trading days ending immediately before the Change of Control shall equal or exceed 105% of the Effective Conversion Price of such Senior Notes in effect on each such trading day, or (B) with respect to a Change of Control described in clause (ii) above, (x) at least 80% of the consideration (excluding cash payments for fractional shares) to be paid for the Common Stock in the transaction or transactions consists of shares of Common Stock traded on a national securities exchange or quoted on Nasdaq National Market and, as a result of such transaction or transactions such Senior Notes become convertible solely into such common stock and other consideration and (y) immediately after giving effect to such transaction or transactions on a pro forma basis, the Company (or any Person that becomes the successor to the Company) shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction or transactions. "Beneficial owner" shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act, as in effect on the date of execution of the Indenture.

                  Rule 13e-4 under the Exchange Act requires, among other things, the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the redemption option becomes available to holders of the Senior Notes. The Company will comply with this rule to the extent applicable at that time.

Maintenance of Consolidated Net Worth

                  If the Company's Consolidated Net Worth has declined below $4.5 million (the "Minimum Equity") at the end of any fiscal quarter commencing on or after September 30, 1996, the Indenture provides that the Company is required to furnish to the Trustee an Officers' Certificate within 45 days after the end of any fiscal quarter (90 days after the end of any fiscal year) notifying the Trustee that the Company's Consolidated Net Worth has so declined. If, at any time or from time to time, the Company's Consolidated Net Worth at the end of each of any two consecutive fiscal quarters (the last day of the second fiscal quarter being referred to as a "Deficiency Date") is less than the Minimum Equity, then the Company shall, in each such event, no later than 50 days after each Deficiency Date (100 days if a Deficiency Date is also the end of the Company's fiscal year), mail to all holders of record of Senior Notes a notice (the "Deficiency Notice") of the occurrence of such deficiency. The Company must deliver a copy of the Deficiency Notice to the Trustee. As a result of such deficiency, the holders of Senior Notes shall have the right to require the Company to redeem, on the date that is 30 days after the date of the Deficiency Notice, 12.5% of the aggregate principal amount of Senior Notes originally issued (or such lesser amount as may be outstanding at the time of the Deficiency Notice) (the "Deficiency Amount") for cash at a purchase price equal to 100% of the principal amount of such Senior Notes to be redeemed, together with Liquidated Damages (as defined), if any, and accrued interest to the date of repurchase.

                  To exercise the right to redeem upon receipt of a Deficiency Notice, a holder of such Senior Notes must deliver, on or before the 30th day after the date of the Deficiency Notice, irrevocable written notice to the Trustee of such holder's exercise of such right, together with the Senior Notes with respect to which the right is being exercised, duly endorsed for transfer to the Company. The Company shall purchase the Deficiency Amount of Senior Notes or, if less than the Deficiency Amount has been delivered for redemption, all Senior Notes delivered for redemption in response to the Deficiency Notice. If the aggregate principal amount of Senior Notes delivered for redemption exceeds the Deficiency Amount, the Company is required to purchase the Senior Notes delivered to it pro rata among the Senior Notes delivered based on principal amount. The Company will comply with all applicable Federal and state securities laws in connection with each redemption hereunder.

                  The Company may credit against the principal amount of Senior Notes to be so redeemed 100% of the principal amount (excluding premium) of Senior Notes acquired by the Company subsequent to the Deficiency Date through purchase (otherwise than pursuant to this provision or the "Change of Control" covenant), optional redemption, conversion or exchange and surrendered for cancellation. The Company, however, may not credit Senior Notes that have been previously used as a credit against any obligation to repurchase Senior Notes pursuant to this provision.

Certain Definitions

                  Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.

                  "Affiliate" is defined to mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, is defined to mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

                  "Board of Directors" is defined to mean the Board of Directors of the Company or any committee of such Board of Directors duly authorized to act under the Indenture.

                  "Capital Stock" is defined to mean, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person's capital stock, whether now outstanding or issued after the date of the Indenture, including, without limitation, all Common Stock and Preferred Stock.

                  "Consolidated Net Income" is defined to mean, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis.

                  "Consolidated Net Worth" is defined to mean, with respect to any Person at any date of determination, shareholders' equity as set forth on the most recently available consolidated balance sheet of such Person and its consolidated Subsidiaries (which shall be as of a date not more than 90 days prior to the date of such computation), less any amounts attributable to Disqualified Stock or any equity security convertible into or exchangeable, at the option of the holder, for Indebtedness, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of Capital Stock of such Person or any Subsidiary of such Person, each item to be determined in accordance with GAAP.

                  "Default" is defined to mean any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

                  "Disqualified Stock" is defined to mean any Capital Stock (other than Series A Preferred) which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable, in each case, at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the Stated Maturity unless such redemption obligations can be satisfied with Capital Stock that is not Disqualified Stock.

                  "Equity Interests" is defined to mean Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

                  "GAAP" is defined to mean generally accepted accounting principles in the United States of America as in effect as of the date of the Indenture and as such principles may be amended from time to time, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP.

                  "Indebtedness" is defined to mean, with respect to any Person at any date of determination (without duplication), (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto), (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except trade payables, (v) all obligations of such Person as lessee under capitalized leases, (vi) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person, (vii) all Indebtedness of other Persons guaranteed by such Person, and (viii) to the extent not otherwise included in this definition, obligations under currency agreements, interest rate agreements and commodity agreements. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

                  "Investment" is defined to mean any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of any Person or its subsidiaries) or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of, Capital Stock, bonds, notes, debentures or other similar instruments issued by any other Person.

                  "Lien" is defined to mean any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof, or any agreement to give any security interest).

                  "Net Income" is defined to mean with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP excluding, however, any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with any sale of assets (including, without limitation, dispositions pursuant to sale and leaseback transactions), and excluding any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

                  "Permitted Indebtedness" is defined to mean (a) up to $20 million of Indebtedness, including Indebtedness under that certain Amended and Restated Aviation Fuel Purchase Agreement, dated March 28, 1995, as amended by that certain Amendment to Amended and Restated Aviation Fuel Purchase Agreement, dated July 19, 1995, between the Company and American Airlines; and (b) Indebtedness of the Company existing on August 15, 1995, securing purchase money Liens.

                  "Permitted Secured Indebtedness" is defined to mean (a) capitalized lease obligations incurred in the ordinary course of business; and
(b) any Indebtedness secured by purchase money Liens upon or in any property either acquired by the Company in the ordinary course of business with the proceeds thereof or assumed by the Company pursuant to an Investment not prohibited by the Indenture; provided, however, that (i) any such purchase money Lien shall not extend to or cover any property other than the property being acquired and (ii) the fair market value of the property being acquired is greater than or equal to the amount of such purchase money Lien.

                  "Person" is defined to mean an individual, a corporation, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

                  "Preferred Stock" is defined to mean, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person's preferred or preference stock, whether now outstanding or issued after the date of the Indenture, including, without limitation, all series of such preferred or preference stock.

                  "Stated Maturity" is defined to mean, (i) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (ii) with respect to any scheduled installment of principal or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

                  "Subsidiary" is defined to mean, with respect to any Person, any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof.

                  "Wholly Owned Subsidiary" of any Person is defined to mean a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

Covenants

Limitation on Restricted Payments

                  The Indenture provides that the Company will not, and will not permit any of its Subsidiaries (other than Wholly Owned Subsidiaries) to, directly or indirectly: (i) declare or pay any dividend on or make any distribution on account of the Company's or any of its Subsidiaries' Equity Interests (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or dividends or distributions payable to the Company); (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company or any Subsidiary or other Affiliate of the Company (other than any such Equity Interests owned by the Company or any Subsidiary of the Company); (iii) purchase, redeem or otherwise acquire or retire for value any Indebtedness that is pari passu with or subordinated to the Senior Notes except for payments of (a) Permitted Secured Indebtedness; (b) Permitted Indebtedness (including, without limitation, revolving credit arrangements) in accordance with the provisions contained therein, as such provisions may be amended from time to time; provided, however, that no such amendments shall cause such Permitted Indebtedness to be scheduled to mature at a date earlier than the Indebtedness being amended; and (c) other Indebtedness in an amount not to exceed $1 million in any calendar year, up to an aggregate amount not to exceed $5 million; (iv) permit any Subsidiary to declare or pay any dividend on, or make any distribution to the holders (as such) of, any shares of its Capital Stock except to the Company or a Wholly Owned Subsidiary (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of it or the Company); or (v) make any Investment in any Affiliate (other than the Company) individually or in the aggregate in excess of $500,000 (all such payments and other actions set forth in clauses (i) through (v) above being collectively referred to as "Restricted Payments"), unless, at the time of such Restricted Payment:

                           (a) no Default or Event of Default shall have occurred and be continuing or shall occur as a consequence thereof; and

                           (b) immediately  after such  Restricted  Payment (the
                  value of any such payment, if other than cash, being determined by the Board of Directors and evidenced by a resolution set forth in an Officers' Certificate delivered to the Trustee) and after giving effect thereto on a pro forma basis, the Consolidated Net Worth of the Company would be at least $2 million more than the Consolidated Net Worth of the Company as of June 30, 1995; and

                           (c) such Restricted Payment, together with the aggregate of all other Restricted Payments made by the Company and its Subsidiaries after the date of the Indenture
                  (including Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (x) 50% of the aggregate Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter during which the Company's Consolidated Net Worth would be at least $2 million more than the Consolidated Net Worth of the Company as of June 30, 1995 to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or if such Consolidated Net Income for such period is a deficit, 100% of such deficit), plus (y) 100% of the aggregate net cash proceeds received by the Company from the issue or sale (other than to a Subsidiary of the Company) since the date of the Indenture of Equity Interests of the Company or of debt securities of the Company that have been converted into such Equity Interests (other than Disqualified Stock or debt securities that have been converted into Disqualified Stock).

                  The foregoing provisions do not prohibit (i) the payment of any dividend within 60 days after the date of declaration thereof, if at the record date for such dividend such payment would have complied with the provisions of the Indenture; (ii) the redemption, repurchase, retirement or other acquisition of the Senior Notes in accordance with the terms of the Indenture as such terms may be amended from time to time, or any Equity Interests of the Company in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of the Company) of other Equity Interests of the Company (other than any Disqualified Stock); and
(iii) the purchase of less than $100,000 in the aggregate per annum incident to the operation of the Company's 401(k) plan; and no Default or Event of Default shall have occurred and be continuing immediately after such transaction.

                  Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed, which calculations may be based upon the Company's latest available financial statements.


Limitation on Line of Business

                  The Indenture provides that, for so long as the Senior Notes are outstanding, neither the Company nor any of its Subsidiaries will engage in any business other than those businesses in which the Company is engaged on the date of the Indenture and any other businesses related thereto.

Dividend and Other Payment Restrictions Affecting Subsidiaries

                  The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Subsidiary to (a)(i) pay dividends or make any other distributions to the Company or any of its Subsidiaries (A) on its Capital Stock or (B) with respect to any other interest or participation in, or measured by, its profits or (ii) pay any Indebtedness owed to the Company or any of its Subsidiaries, (b) make loans or advances to the Company or any of its Subsidiaries or (c) transfer any of its properties or assets to the Company or any of its Subsidiaries, except for such encumbrances or restrictions existing under or by reason of the Indenture or applicable law.

Limitation on Transactions with Affiliates

                  The Indenture provides that neither the Company nor any of its Subsidiaries will sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (a) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Subsidiary than those that could have been obtained in a comparable transaction by the Company or such Subsidiary with an unrelated Person and (b) the Company delivers to the Trustee (i) with respect to any Affiliate Transaction involving aggregate payments in excess of $200,000, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (a) above and such Affiliate Transaction is approved by a majority of the Board of Directors and (ii) with respect to any Affiliate Transaction involving aggregate payments in excess of $1 million, an opinion as to the fairness to the Company or, in the case of a transaction with an Affiliate and a Subsidiary, to such Subsidiary, in each case from a financial point of view issued by an investment banking firm of national standing; provided, however, that (i) any employment agreement entered into by the Company or any of its Subsidiaries in the ordinary course of business and consistent with the past practice of the Company or such Subsidiary, (ii) the payment of reasonable and customary fees to directors of the Company who are not employees of the Company, and (iii) transactions permitted by the provisions of the Indenture described above under the covenant "Limitation on Restricted Payments," in each case, shall not be deemed Affiliate Transactions.

Events of Default

                  The Indenture provides that each of the following will be Events of Default under the Indenture: (a) failure to pay principal of or premium, if any, on any Senior Notes when due and payable; (b) failure to pay Liquidated Damages (as defined) with respect to, or any interest on any Senior Notes when due, continued for 30 days; (c) failure by the Company to comply with the provisions described under the covenants "Change of Control," "Limitation on Restricted Payments" or "Maintenance of Consolidated Net Worth;" (d) failure to perform certain other covenants of the Company in the Indenture, continued for 45 days after written notice as provided in the Indenture; (e) certain events of bankruptcy, insolvency or reorganization; (f) failure by the Company to pay final judgments aggregating in excess of $200,000 which judgments are not discharged or stayed for a period of 60 days; (g) failure to pay when due the principal of, or interest on, any Indebtedness or other obligations by the Company in excess of $200,000 if such Indebtedness or other obligations are not discharged, within 10 days after written notice as provided in the Indenture; and (h) the occurrence of any default in respect of any Indebtedness in an amount of at least $1.5 million, or in respect of any agreement or instrument relating to any such Indebtedness, and such default shall continue beyond the grace or cure periods, if any, applicable thereto, and the effect of any such default is to give the holder or holders of such Indebtedness the right (whether or not such right has yet been exercised) to declare such Indebtedness to be immediately due and payable.

                  If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Senior Notes may declare all the Senior Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, all outstanding Senior Notes will become due and payable without further action or notice. Holders of the Senior Notes may not enforce the Indenture or the Senior Notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Senior Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Senior Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

                  In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Senior Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Senior Notes. If an Event of Default occurs prior to September 30, 1998 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the Senior Notes prior to September 30, 1998, then the applicable premiums specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Senior Notes.

                  The Holders of a majority in aggregate principal amount of the Senior Notes then outstanding by notice to the Trustee may on behalf of the holders of all of the Senior Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Senior Notes.

                  The Company is required to deliver to the Trustee on a quarterly basis a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

Merger and Consolidation

                  The Indenture provides that the Company will not merge or consolidate with any corporation, partnership or other entity and will not sell, lease or convey all or substantially all its assets to any entity, unless the Company shall be the surviving entity, or the successor entity that acquires all or substantially all of the assets of the Company shall be a corporation or partnership organized under the laws of the United States or a State thereof or the District of Columbia and shall expressly assume all obligations of the Company under the Indenture and the Senior Notes, and immediately after giving effect to such transaction, (a) no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing and (b) immediately after giving effect to such transaction on a pro forma basis, the Company (or any Person that becomes the successor obligor of the Senior Notes) shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction; and the Company delivers to the Trustee an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with this clause (b)) and an opinion of counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture comply with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with.

Modification and Waiver

                  Modifications and amendments of the Indenture, with certain exceptions, may be made by the Company and the Trustee, only with the consent of the holders of not less than two-thirds in aggregate principal amount of the Senior Notes at the time outstanding, and holders of not less than two-thirds in aggregate principal amount of the Senior Notes at the time outstanding may waive compliance by the Company with certain provisions of the Indenture; provided, however, that no such modification, amendment or waiver may, without the consent of the holder of each outstanding Senior Note affected thereby, (i) change the stated maturity of the principal of, or any installment of interest on any Senior Note, (ii) reduce the principal amount of, or the rate of interest on, or any premium payable upon redemption of, any Senior Note, (iii) change the currency of payment of principal of, or premium, if any, or interest on, any Senior Note, (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any Senior Note on or after the stated maturity, or the redemption date in case of the redemption of any Senior Note, (v) adversely affect the right of a holder to convert Senior Notes, (vi) reduce the above-stated percentage of outstanding Senior Notes necessary to modify or amend the Indenture (including without limitation, the provision governing the percentages set forth herein), or (vii) reduce the percentage in aggregate principal amount of outstanding Senior Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain Defaults.

Book-Entry, Delivery and Form

                  Senior Notes are currently represented by a single, permanent global Senior Note in definitive, fully registered form without interest coupons (the "Global Note") deposited with the Trustee as custodian for the Depository Trust Company (the "DTC") and registered in the name of Cede & Co. as nominee of DTC. The Global Note (and any Senior Notes issued in exchange therefor) is subject to certain restrictions on transfer set forth therein and bears the legend regarding such restrictions set forth in the "Notice to Investors." Except in the limited circumstances described in the following paragraph and under "Certificated Senior Notes," owners of beneficial interests in the Global Note are not entitled to receive physical delivery of Certificated Senior Notes (as defined). The Senior Notes are not issuable in bearer form.

                  Senior Notes purchased by or transferred to Institutional Accredited Investors (as defined) who are not qualified institutional buyers ("Non-Global Purchasers") will be Senior Notes in registered definitive form without coupons ("Certificated Senior Notes"). Upon the transfer of Certified Senior Notes initially issued to a Non-Global Purchaser to a qualified institutional buyer, such Certificated Senior Notes will, unless the Global Note has previously been exchanged in whole for Certified Senior Notes, be exchanged for an interest in the Global Note.

The Global Note

                  DTC or its custodian has credited, on its internal system, the respective principal amount of the individual beneficial interests represented by the Global Note to the accounts of persons who have accounts with such depository. Ownership of beneficial interests in the Global Note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in the Global Note are shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Qualified institutional buyers may hold their interests in the Global Note directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

                  So long as DTC, or its nominee, is the registered owner or holder of the Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Senior Notes represented by the Global Note for all purposes under the Indenture and the Senior Notes. No beneficial owner of an interest in the Global Note will be able to transfer that interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture.

                  Payments of principal of, and interest on, the Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither the Company, the Trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

                  The Company expects that DTC, or its nominee, upon receipt of any payment of principal or interest in respect of the Global Note will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in the Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

                  Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules. If a holder requires physical delivery of a Certificated Senior Note for any reason, including to sell Senior Notes to persons in states which required such delivery of such Senior Notes or to pledge such Senior Notes, such holder must transfer its interest in the Global Note in accordance with the normal procedures of DTC and the procedures set forth in the Indenture.

                  The Company understands that DTC will take any action permitted to be taken by a holder of Senior Notes (including the presentation of Senior Notes for exchange) only at the direction of one or more participants to whose account the DTC interests in the Global Note is credited and only in respect of such portion of the aggregate principal amount of Senior Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default (as defined) under the Senior Notes, DTC will exchange the Global Note for Certificated Senior Notes which it will distribute to its participants and which will be legended.

                  The Company understands that DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

                  Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, DTC is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Senior Notes

                  If (i) DTC is at any time unwilling or unable to continue as a depository for the Global Notes and a successor depository is not appointed by the Company within 90 days or (ii) an Event of Default has occurred and is continuing and the registrar of the Senior Notes has received a request from DTC, the Company will issue Certificated Senior Notes in exchange for the Global Note.

Same-Day Settlement and Payment

                  The Indenture requires that payments in respect of the Senior Notes (including principal, premium, if any, and interest) be made in immediately available funds. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Senior Notes are eligible to trade in the PORTAL market and to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in the Senior Notes will therefore be required by DTC to be settled in immediately available funds. No assurance can be given as to the effect, if any, of such settlement arrangements on trading activity in the Senior Notes.

Transfer and Exchange

                  A holder may transfer or exchange the Senior Notes in accordance with the procedures set forth in the Indenture. The Registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture. The Registrar is not required to transfer or exchange any Senior Note selected for redemption. Also, the Registrar is not required to transfer or exchange any Senior Note for a period of 15 days before a selection of the Senior Notes to be redeemed.

Registration Rights; Liquidated Damages

                  The Company and the Initial Purchasers have entered into the Registration Rights Agreement dated August 15, 1995. Pursuant to the Registration Rights Agreement, the Company had agreed to file with the SEC a Registration Statement to cover resales of Transfer Restricted Securities by the holders thereof who satisfy certain conditions relating to the provision of information in connection with such Registration Statement. For purposes of the foregoing, "Transfer Restricted Securities" means each Senior Note and, if such Senior Note has been converted, each share of Common Stock issued in connection with such conversion, until (i) the date on which such Senior Note or share of Common Stock, as applicable, has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement or (ii) the date on which such Senior Note or share of Common Stock, as applicable, is distributed to the public pursuant to Rule 144 or any other applicable exemption under the Securities Act.

                  The Registration Rights Agreement provides that the Company will use its best efforts to keep a Registration Statement effective until at least August 15, 1998. If at any time prior to August 15, 1998 this Registration Statement ceases to be effective without being succeeded promptly by any additional Registration Statement filed and declared effective (each such event a "Registration Default"), the Company will pay liquidated damages (the "Liquidated Damages") to each holder of Transfer Restricted Securities, during the first 90-day period immediately following the occurrence of such Registration Default in an amount equal to $.05 per week per $1,000 principal amount of Senior Notes and, if applicable, $.01 per week per share (subject to adjustment in the event of stock splits, stock recombinations, stock dividends and the like) of Common Stock constituting Transfer Restricted Securities held by such holder. The amount of the Liquidated Damages will increase by an additional $.05 per week per $1,000 principal amount or $.01 per week per share (subject to adjustment as set forth above) of Common Stock constituting Transfer Restricted Securities for each subsequent 90-day period until the applicable Registration Statement is filed, the applicable Registration Statement is declared effective, or the Shelf Registration Statement again becomes effective, as the case may be, up to a maximum amount of Liquidated Damages of $.20 per week per $1,000 principal amount of Senior Notes or $.04 per week per share (subject to adjustment as set forth above) of Common Stock constituting Transfer Restricted Securities. All accrued Liquidated Damages shall be paid to record holders by wire transfer of immediately available funds or by federal funds check by the Company on each Damages Payment Date (as defined in the Registration Rights Agreement). Following the cure of all Registration Defaults, the payment of Liquidated Damages will cease.

                  For so long as the Senior Notes are outstanding and during any period in which the Company is not subject to the Exchange Act, the Company will provide to holders of Senior Notes and to prospective purchasers of the Senior Notes the information required by Rule 144A(d)(4) under the Securities Act. The Company will provide a copy of the Registration Rights Agreement to prospective investors upon request.

                          DESCRIPTION OF CAPITAL STOCK

General

                  The following description of the capital stock of the Company is qualified in its entirety by and subject to the Nevada General Corporation Law and the Company's Articles of Incorporation and Bylaws.

                  The authorized capital stock of the Company consists of 30 million shares of Common Stock and ten million shares of preferred stock, $0.01 par value ("Preferred Stock"), with the Preferred Stock to be issued upon such terms and conditions as the Board of Directors of the Company shall determine, without any further action by the stockholders.

Preferred Stock

                  The Company is authorized to issue ten million shares of Preferred Stock. The Board of Directors has the power to fix by resolution, without shareholder consent, any designation, power, preference, right, qualification, limitation or restriction with respect to such shares. Any of such shares may be senior to the Common Stock with respect to any dividend or distribution or in the event of a liquidation or dissolution of the Company if so designated by the Board of Directors. The issuance of any Preferred Stock would adversely affect the rights of the holders of the Common Stock.

                  In June 1995, the Company authorized and issued 96,515 shares of Series A Preferred with an aggregate liquidation preference of $2,412,875, plus accrued and unpaid dividends. The Series A Preferred was redeemed on September 25, 1995.

Common Stock

                  The holders of the Common Stock are entitled to receive dividends when and as declared by the Board of Directors, out of funds legally available therefor, subject to the rights, if any, of the holders of shares of Preferred Stock. The Company has not paid cash dividends in the past and does not expect to pay any dividends within the foreseeable future since earnings are expected to be reinvested in the Company.

                  Each outstanding share of the Common Stock is entitled to equal voting rights, consisting of one vote per share. The Company's By-laws currently provide for a Board of Directors consisting of nine members; however, the Company currently has only eight directors serving on the Board of Directors. The shareholders are not entitled to cumulative voting in the election of directors. Accordingly, the holders of more that 50% of the shares voting in the election of directors can elect 100% of the directors if they choose to do so; and in such event, the holders of the remaining shares voting for the election of directors will be unable to elect any person(s) to the Board of Directors. In the event of liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, each outstanding share of the Common Stock is entitled to share equally, subject to any preferential liquidation rights of the Preferred Stock, if any such rights are granted. No share of the Common Stock of the Company, once fully paid, is liable to calls or assessment by the Company. There are no preemptive rights to acquire or subscribe for any Common Stock or other securities of the Company.

Control Share Acquisitions

                  Section 78.378, et seq., of the Nevada Revised Statutes applies to any acquisition of outstanding voting securities of a Nevada corporation which has 200 shareholders, at least 100 of which are Nevada residents, and conducts business in Nevada (an "Issuing Corporation") (other than pursuant to the laws of descent and distribution, the enforcement of a judgment, the satisfaction of a security interest or in connection with certain mergers or reorganizations) resulting in ownership of one of the following categories of an Issuing Corporation's then outstanding voting securities: (i) 20% or more but less than 33%; (ii) 33% or more but less than 50%; or (iii) fifty percent or more. The securities acquired in such acquisition are denied voting rights unless a majority of the security holders approve the granting of such voting rights. Under certain circumstances, voting securities acquired are also redeemable in whole or in part by an Issuing Corporation at the average price paid for the securities. Unless an Issuing Corporation's Articles of Incorporation or Bylaws then in effect provide otherwise, if the acquiring person acquired securities with 50% or more of the voting power of an Issuing Corporation's outstanding securities and the security holders granted voting rights to such acquiring person, then any security holder who voted against granting voting rights to the acquiring person may demand the purchase from an Issuing Corporation, for fair value, all or any portion of his or her securities.

Transfer Agent and Registrar

                  The transfer agent and registrar for the Common Stock is The Trust Company of New Jersey, 35 Journal Square, Jersey City, New Jersey 07306.

Limitation of Liability and Indemnification of Directors

                  The right of the shareholders to sue any director for misconduct in conducting the affairs of the Company is limited by Article VIII of the Company's Articles of Incorporation and Nevada statutory law to cases for damages resulting from breaches of fiduciary duties involving acts or omissions involving intentional misconduct, fraud, knowing violations of the law or the unlawful payment of dividends. Ordinary negligence is not a ground for such a suit. The statute does not limit the liability of directors or officers for monetary damages under the Federal securities laws.

                  The Company also has the obligation, pursuant to Article VIII of the Company's Articles of Incorporation, to indemnify any director or officer of the Company for all expenses incurred by them in connection with any legal action brought or threatened against such person for or on account of any action or omission alleged to have been committed while acting in the course and scope of the person's duties, if the person acted in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the Company, and with respect to criminal actions, had no reasonable cause to believe the person's conduct was unlawful, provided that such indemnification is made pursuant to then existing provisions of Nevada Corporation Law at the time of any such indemnification.

                  Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

                  The following is a discussion of certain United States federal income tax consequences to U.S. Holders of owning, converting and disposing of the Senior Notes and of owning and disposing of shares of Common Stock. The term "U.S. Holder" refers to persons that are classified as United States persons for United States federal income tax purposes.

                  This discussion does not deal with all aspects of United States federal income taxation that may be relevant to holders of the Senior Notes or shares of Common Stock and does not deal with tax consequences arising under the laws of any foreign, state or local jurisdiction. It is, moreover, based upon the provisions of existing law on the date hereof, including, in particular, the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder and other administrative and judicial interpretations thereof, all of which are subject to change at any time, with or without retroactive effect. This discussion also generally assumes that each holder holds the Senior Notes and the shares of Common Stock received upon conversion thereof as capital assets. Each prospective holder is advised to consult its own tax adviser with respect to current and possible future tax consequences of acquiring, holding, converting and disposing of the Senior Notes and shares of Common Stock.

                  Interest on Senior Notes. Interest on a Senior Note will be taxable to a U.S. Holder as ordinary interest income in accordance with the U.S. Holder's method of tax accounting at the time that such interest is accrued or (actually or constructively) received.

                  Premium and Market Discount. A U.S. Holder of a Senior Note purchased at a premium (i.e., a cost greater than its principal amount), excluding any amount attributable to the conversion privilege, may amortize such premium. Special rules apply which may require the amount of premium and the amortization thereof to be determined with reference to the optional redemption price and date.

                  If a U.S. Holder of a Senior Note purchases the Senior Note at an amount that is less than its principal amount, the Senior Note generally will be considered to bear "market discount" in the hands of such U.S. Holder. In such case, gain realized by the U.S. Holder on the sale, exchange, or retirement and unrealized appreciation on certain nontaxable dispositions of the Senior Note generally will be treated as ordinary interest income to the extent of the market discount that accrued on the Senior Note while held by such U.S. Holder and to the extent it has not previously been included in income (pursuant to an election by the U.S. Holder to include such market discount in income as it accrues). In addition, the U.S. Holder may be required to defer the deduction of all or a portion of the interest paid on any indebtedness incurred or continued to purchase or carry the Senior Note. In general terms, market discount on a Senior Note will be treated as accruing ratably over the term of such Senior Note, or, at the election of the U.S. Holder, under a constant yield method.

                  Conversion of Senior Notes. A U.S. Holder of a Senior Note will not recognize gain or loss on the conversion of the Senior Note into shares of Common Stock, except with respect to cash received in lieu of a fractional share of Common Stock. Gain or loss recognized on the receipt of cash paid in lieu of such fractional shares will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional shares redeemed. The holding period of the shares of Common Stock received by the U.S. Holder upon conversion of the Senior Note will include the period during which it held the Senior Note prior to the conversion. The U.S. Holder's aggregate tax basis in the shares of Common Stock received upon conversion of the Senior Note will be equal to the U.S. Holder's aggregate basis in the Senior Note exchanged therefor (less any portion thereof allocable to cash received in lieu of a fractional share).

                  If a Senior Note as to which there is accrued market discount is converted into shares of Common Stock, such accrued market discount will carry over to the shares of Common Stock (to the extent that such accrued market discount has not been included in income), and any gain realized upon the subsequent disposition of such shares of Common Stock will, to the extent of such accrued market discount, be taxable as ordinary interest income.

                  A taxable distribution to holders of Common Stock which results in an adjustment of the Conversion Rate of the Senior Notes may, in certain circumstances, be treated as a deemed distribution to the holders of the Senior Notes; in certain other circumstances, the absence of such an adjustment may result in a deemed distribution to the holders of Common Stock. Such deemed distributions will be taxable as a dividend, return of capital or capital gain in accordance with the earnings and profits rules discussed under "Certain Federal Income Tax Considerations -- Dividends on Shares of Common Stock."

                  Disposition of Senior Notes or Shares of Common Stock. In general, the U.S. Holder of a Senior Note (or the share of Common Stock into which it was converted) will recognize capital gain or loss upon the sale, redemption, retirement or other disposition of the Senior Note or on the sale or other disposition of shares of Common Stock measured by the difference between the amount realized (except to the extent attributable to the payment of accrued interest or to market discount not previously included in income) (see "Certain Federal Income Tax Considerations -- Premium and Market Discount") and the U.S. Holder's tax basis in the Senior Note or shares of Common Stock. A U.S. Holder's tax basis in a Senior Note generally will equal the cost of the Senior Note to the U.S. Holder increased by the amount of market discount, if any, previously taken into income by the U.S. Holder or decreased by any bond premium theretofore amortized by the U.S. Holder with respect to the Senior Note. (For the basis and holding period of shares of Common Stock, see "Certain Federal Income Tax Considerations -- Conversion of Senior Notes and -- Dividends on Shares of Common Stock".) The gain or loss on such disposition of the Senior Notes or shares of Common Stock will be a long-term capital gain or loss if the Senior Notes or shares of Common Stock have been held for more than one year at the time of such disposition.

                  Dividends on Shares of Common Stock. Distributions on shares of Common Stock will constitute dividends for United States federal income tax purposes to the extent of current or accumulated earnings and profits of the Company as determined under United States federal income tax principles. Such dividends will be subject to United States federal income taxation in the hands of U.S. Holders of shares of Common Stock under rules generally applicable to dividends received from United States corporations. For example, such dividends paid to U.S. Holders that are United States corporations may qualify, subject to certain limitations and possibly the extraordinary dividend rules, for the 70% dividends-received deduction permitted by Section 243 of the Code. Individuals, partnerships, trusts, and certain corporations, including certain foreign corporations, are not entitled to the dividends-received deduction.

                  To the extent, if any, that a U.S. Holder receives a distribution on shares of Common Stock that would otherwise constitute a dividend for United States federal income tax purposes but that exceeds current and accumulated earnings and profits of the Company, such distribution will be treated first as a non-taxable return of capital deducting the U.S. Holder's basis in the shares of Common Stock. Any such distribution in excess of the U.S. Holder's basis in the shares of Common Stock will be treated as a capital gain.

Information Reporting and Backup Withholding

                  Interest, dividends, distributions, and payments of proceeds from the disposition by certain non-corporate holders of Senior Notes or shares of Common Stock may be subject to backup withholding at a rate of 31%. Such a U.S. Holder generally will be subject to backup withholding at a rate of 31% unless the recipient of such payment supplies an accurate taxpayer identification number, as well as certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding. Any amount withheld under backup withholding is allowable as a credit against the U.S. Holder's federal income tax, upon furnishing the required information.

                  Holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situation and the availability of an exemption therefrom, and the procedures for obtaining any such exemption.

                              PLAN OF DISTRIBUTION

                  The Selling Security Holders who hold their Senior Notes and their underlying Common Stock may sell their securities from time to time.

                  Senior Notes and shares of Common Stock being sold hereby may be offered to purchasers directly by any of the Selling Security Holders or through underwriters, brokers, dealers or agents from time to time in one or more transactions (i) in the over-the-counter market, (ii) in transactions other than in the over-the-counter market or (iii) through the writing of options (whether such options are listed on an options exchange or otherwise) on, or in settlement of short sales of the shares. Any of such transactions may be at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the Selling Security Holders or by agreement between the Selling Security Holders and such underwriters, brokers, dealers or agents or purchasers if the Selling Security Holders effect such transactions by selling shares to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers, or agents receive compensation in the form of discounts, concessions or commissions from the Selling Security Holders and/or the purchasers of securities for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved). The Selling Security Holders and any dealers or agents that participate in the distribution of securities offered hereby may be deemed to be underwriters, and any profit on the sale of such securities by them and any discounts, commissions, or concessions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

                  The securities offered hereby may be sold pursuant to this Prospectus or pursuant to an available exemption from the registration requirements of the Securities Act, such as the provisions of Rule 144A or 144 promulgated under the Securities Act, to the extent applicable. Under the securities laws of certain states, the securities offered hereby may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless the securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

                  The Company will pay substantially all of the expenses incident to this Offering, other than commissions and fees and fees of others employed by a Selling Security Holder, including attorneys' fees. Under agreements entered into with the Company, certain of the Selling Security Holders and any broker-dealer they may utilize will be indemnified by the Company against certain civil liabilities, including liabilities under the Securities Act. The Company will not receive any of the proceeds from the sale of any of the securities by the Selling Security Holders.

                  Each Selling Security Holder will be subject to applicable provisions of the Exchange Act and rules and regulations thereunder, including, without limitation, Rules 10b-2, 10b-6 and 10b-7 which provisions may limit the timing of purchases and sales of any of the securities by the Selling Security Holders. All of the foregoing may affect the marketability of the securities.

                                  LEGAL MATTERS

                  The law firm of Walther, Key, Maupin, Oats, Cox, Klaich & LeGoy, Reno, Nevada, has passed upon certain legal matters on behalf of the Company.

                                     EXPERTS

                  The financial statements of the Company as of December 31, 1994 and for the years ended December 31, 1993 and December 31, 1994 incorporated by reference in this Prospectus have been incorporated herein in reliance upon the authority of Arthur Andersen LLP, independent public accountants, as experts in accounting and auditing in giving said reports.

                  The financial statements of Reno Air, Inc. at December 31, 1995 and for the year then ended, incorporated by reference in Reno Air's Annual Report (Form 10-K), have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                  Arthur Andersen LLP has not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 1994. Arthur Andersen LLP did conduct an audit for the year ended December 31, 1994, the purpose (and therefore the scope) of the audit was to enable them to express an opinion on the financial statements as of December 31, 1994, and for the year then ended, but not on the financial statements for any interim period within that year. Therefore, they have not expressed any opinion on the summary financial data for any quarter included in this Prospectus or on the financial position, results of operations or cash flows as of any date or for any period subsequent to December 31, 1994.


------------------------------------------------------ ------------ ------------------------------------------------
No dealer,  salesman or other person is authorized in
connection  with any offering made hereby to give any
information  or  to  make  any   representation   not                               Reno Air, Inc.
contained  or   incorporated  by  reference  in  this
Prospectus    and    any    such    information    or
representation  not contained or incorporated  herein                       $6,400,000 Principal Amount of
must not be relied upon as having been  authorized by                    9% Senior Convertible Notes Due 2002
the Company.  This  Prospectus does not constitute an
offer to sell, or a  solicitation  of an offer to buy                       640,000 Shares of Common Stock
by any  person  in any  jurisdiction  in  which it is
unlawful  to make  such an offer or  solicitation  in
such  jurisdiction.  Neither  the  delivery  of  this
Prospectus nor any sale made hereunder  shall,  under
any circumstances,  imply that the information herein                                 PROSPECTUS
is  correct  as of any  time  subsequent  to the date
hereof.



                 TABLE OF CONTENTS
                                              Page
Available Information............................2                                 December 13, 1996
Prospectus Summary...............................4
Risk Factors.....................................6
Use of Proceeds.................................10
Selling Security Holders........................11
Description of the Senior Notes.................13
Description of Capital Stock....................24
Certain Federal Income Tax Considerations.......26
Plan of Distribution............................28
Legal Matters...................................29
Experts.........................................29

------------------------------------------------------ ------------ ------------------------------------------------


                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.          Exhibits.
                                                                         Page

Exhibit 12        Statement re: Computation of Ratio of Earning
                  to Fixed Charges                                        36
Exhibit 23.1      Consent of Ernst & Young LLP                            37
Exhibit 23.2      Consent of Arthur Andersen LLP                          38

Item 17.

                  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                        SIGNATURES AND POWER OF ATTORNEY

                  Pursuant to the requirement of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing of Form S-2 and has duly caused this Post-Effective Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Reno, State of Nevada, on December 13, 1996.

                                                     RENO AIR, INC.



                                       By:      /s/ PAUL H. TATE
                                                ----------------------------
                                                Paul H. Tate
                                                Vice President - Finance and
                                                Chief Financial Officer
                                                On behalf of the Registrant, and
                                                As Principal Financial Officer


                  Pursuant to the requirement of the Securities Act of 1933, this Post-Effective Amendment No. 1 has been signed by the following persons in the capacities and on the dates indicated.


Signature                                   Position          Date



/s/ DONALD L. BECK*                         Director          December 13, 1996
----------------------------
Donald L. Beck



/s/ BARRIE K. BRUNET*                        Director         December 13, 1996
---------------------
Barrie K. Brunet


/s/ JOHN R. HARDESTY*                        Director         December 13, 1996
---------------------
John R. Hardesty


/s/ LEE M. HYDEMAN*                          Director         December 13, 1996
-------------------
Lee M. Hydeman


/s/ JOE M. KILGORE*                          Director         December 13, 1996
---------------------------
Joe M. Kilgore


_____________________                        Director         December __, 1996
James T. Lloyd


/s/ ROBERT W. REDING*                        Director &       December 13, 1996
---------------------
Robert W. Reding                    Principal Executive Officer


/s/ WAYNE L. STERN*                         Director          December 13, 1996
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Dr. Wayne L. Stern


/s/ AGNIESZKA WINKLER*                      Director          December 13, 1996
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Agnieszka Winkler


/s/ DAVID W. ASAI             Principal Accounting Officer    December 13, 1996
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David W. Asai




*By:     /s/ ROBERT M. ROWEN
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         Robert M. Rowen
         Attorney-in-Fact